EXHIBIT 3.1

CERTIFICATE of AMENDMENT of
CERTIFICATE OF INCORPORATION of
Majic Wheels Corp.

Pursuant to §242 of the General Corporation Law of the State of Delaware

The undersigned, pursuant to the provisions of the General Corporation Law of the State of Delaware, do hereby certify and set forth as follows:

FIRST:   That a meeting of the Board of Directors of Majic Wheels Corp. (the “Corporation), the following resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable:

RESOLVED, that the Board of Directors hereby declares it advisable and in the best interests of the Company that Article FOURTH of the Certificate of Incorporation be amended to read as follows:

“FOURTH: The amount of the total stock that this corporation is authorized to issue is 5,000,000,000 shares of common stock plus 10,000,000 shares of preferred stock, both with a par value of $0.0001 per share.”

SECOND:  That the said amendment has been consented to and authorized by the holders of a majority of the issued and outstanding stock entitled to vote by written consent in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

THIRD:  That the aforesaid amendment was duly adopted with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this Certificate to be signed by Denise S. Houghtaling, this 24th Day of January 2012.

By:	/s/ Denise Houghtaling
Denise S. Houghtaling
President